Exhibit 21.1

KMG Chemicals, Inc.

Subsidiaries (as of July 31, 2016)

Name	Jurisdiction
KMG-Bernuth, Inc.	Delaware
KMG Chemicals do Brasil Ltda	Brazil
KMG de Mexico, SA de CV	Mexico
KMG Electronic Chemicals, Inc.	Texas
KMG Electronic Chemicals Luxembourg Holdings S.a.r.l.	Luxembourg
KMG Electronic Chemicals Limited	United Kingdom
KMG Electronic Chemicals Pte. Ltd.	Singapore
KMG Electronic Chemicals SAS	France
KMG Italia, S.r.l.	Italy
KMG Singapore Pte. Ltd.	Singapore
KMG Ultra Pure Chemicals Limited	United Kingdom
KMG Ultra Pure Chemicals SAS	France
KMG Ultra Pure Chemicals Pte Ltd	Singapore
KMG Ultra Pure Chemicals SDN BHD	Malaysia
KMG Val-Tex, LLC	Texas

Subsidiaries that in the aggregate do not constitute a “significant subsidiary” have been excluded.